Exhibit 17.1

June  7,  2006





Board  of  Directors
Xtreme  Companies,  Inc.
300  Westlink  Drive
Washington,  MO  36090


Dear  Members  of  the  Board  of  Directors,

I hereby resign from my position as a member of the board of directors of Xtreme Companies, Inc. effective immediately. I truly wish the Company and all of its employees, officers and directors success in the future.

Sincerely,

/s/  Barrett  Evans

Barrett  Evans